05013298

Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

7th December 2005

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED DEC 14 2005 WASH, D.C. 185

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

Enclosure

12/15

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Completion of Disposal
Released	07:00 09-Dec-05
Number	4045V

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:4045V
Morgan Crucible Co PLC
09 December 2005

SALE OF MAGNETICS DIVISION

The Morgan Crucible Company plc is pleased to announce that it has completed the sale of its Magnetics division to One Equity Partners. This follows the approval from shareholders at the Extraordinary General Meeting held on 10 November 2005.

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Robin Walker 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:00 06-Dec-05
Number	1789V

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

RNS Number:1789V
Morgan Crucible Co PLC
06 December 2005

6th December 2005

The Morgan Crucible Company plc ("Morgan"), the specialist materials company, is issuing this trading update ahead of its full year results for the year ending 4th January 2006, scheduled for 22nd February 2006.

Trading Highlights

- Sale of the Magnetics division for an enterprise value of c£300 million, comprising £225 million cash and £75 million of pension and other employee liabilities assumed by the purchaser - completion due in December

- Morgan has continued to make good progress during the second half of 2005 and expects to announce full-year operating profit in line with the consensus of analysts' expectations for the continuing group (excluding the Magnetics division)

- 2005 like-for-like sales growth from continuing businesses is forecast to be c.4% on a constant currency basis

- Group operating profit margins are continuing to progress well towards Morgan's publicly stated target of double-digit margins by the end of 2006. Full year 2005 margins on continuing business are expected to be over 8.5% vs 7.2% last year (on an IFRS basis)

- Morgan's financial strength will be transformed as a result of the disposal of the Magnetics division, with a zero net debt position at the end of the year

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

"Morgan has entered a new phase in its performance and prospects. Our financial position will be transformed by the proceeds from the sale of the Magnetics division and our business has been further simplified by the disposal. We now have a business that is focused on growing in the areas where our market position is strongest. We are continuing to deliver on our profit improvement plan. This strict cost management focus, combined with good organic sales growth and a strong position in the majority of our chosen long term growth markets, means that Morgan is well positioned for the future."

Divisional Trading Comment

Carbon

The Carbon division continued to perform well in the second half of 2005, building on the strong performance in the first half of the year. Market conditions in the Americas remain robust. Performance has been strong in the traditional brush and seals and bearings markets and also in the semiconductor market. Armour sales reduced during the summer period due to changes in the specifications required by the US military; however these have now been addressed and sales are increasing once again. Trading conditions remain relatively weak in most of Europe, although some sales growth has been generated. There is good organic growth across most of the businesses in Asia, particularly in China, and the division is benefiting from the capital and resource investment that continues to be made in the region. The programme of site rationalisation, overhead reduction and the move to low cost manufacturing countries is continuing successfully.

Technical Ceramics

Trading performance for the Technical Ceramics division has remained strong throughout the second half of the year. As a result the business continues to make good progress towards its goals of organic sales growth and margin expansion, with improvements being seen in all regions. The business has continued to achieve cost reductions and these helped to offset raw materials and energy cost increases. US markets remain strong overall: the telecoms market in the US suffered in Q3 as last year from some supply chain overstocking, but this has cleared in Q4 with a return to higher levels of activity. Overall Europe was stable, and in Asia additional capacity is now in place in the Yixing, China facility that will allow the division to meet the growing demand for its thermal processing products in that region. Globally, the piezo ceramic and medical segments continue to show good growth and an investment programme has recently commenced to expand the piezo business across all regions.

Thermal Ceramics

The Thermal Ceramics division has continued its positive first half performance with sales in the second half ahead of the comparative period last year. Thermal Ceramics continues to expand in the growth markets of Asia and Latin America, with expansion and modernisation of facilities in China, India, Australia, Brazil and Korea. At the same time the division remains focused on reducing the cost base in Europe and North America to help offset the impact of the cost rises in raw materials and more significantly in energy which has put pressure on margins in the second half of the year, particularly in Europe. The launch of a new high temperature bio-soluble fibre (SuperwoolTM 607HT) during the second half of 2005 is enabling the Thermal Ceramics business to increase its market share.

Crucibles

After a difficult first half, particularly in Europe, overall trading conditions for the Crucibles division stabilised during the latter part of the year. The rapid worldwide increases experienced in fuel and energy costs have significantly added to our own manufacturing costs and suppressed operating margins.
Whilst demand in Western Europe remained relatively subdued, some growth was achieved in parts of Eastern Europe and throughout Asia.

Financial Position

The sale of the Magnetics division will transform the balance sheet of Morgan with net debt being eliminated. Our intention is to reduce the deficit in the UK pension schemes substantially in Q1 2006. Financial flexibility to accelerate the strategic development of the Group will also be enhanced by the proceeds of the disposal. We are actively pursuing possibilities for bolt-on acquisitions as

well as further investment in growing our core businesses. We will aim for a longer-term net debt position in a range of 1x to 1.5x EBITDA as accretive investments are made.

Enquiries

For further information, please contact:

The Morgan Crucible Company plc
Victoria Gould   Tel: +44 (0)1753 837 237
Director of Group Communications

Finsbury Group
Robin Walker   Tel: +44 (0) 20 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Directorate Change
Released	15:42 09-Dec-05
Number	4503V

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

THE MORGAN CRUCIBLE COMPANY PLC

The Board of The Morgan Crucible Company plc announces Dr Hartmut Eisele has resigned as a Director of the Company following completion of the sale of its Magnetics division to One Equity Partners on 8th December 2005.

The Board also announces that Mr David Christopher Godwin will retire, as a non-executive Director of the Company on 31st December 2005. Mr Godwin joined the Board on 31st July 1998.

END

Close